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15049881

SEC Mail Processing Section RECEIVED MAR 16 2015 Wash. DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPLESHOT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 CURVE STREET
(No. and Street)

BEDFORD	MASSACHUSETTS	01730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hayes (646) 812-7548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITH K. ZHEN CPA
(Name – *if individual, state last, first, middle name*)

2070 WEST 6TH STREET	BROOKLYN	NY	11223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to

KW 3/17

respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tripleshot LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Hayes
MA Drivers License
10th March 2015
11/13/2020

Signature

President
Title

Notary Public

DOREEN TREMBLAY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 13, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLESHOT, LLC

Statement of Financial Condition

December 31, 2014

TRIPLESHOT, LLC

December 31, 2014

Table of Contents

INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3-4

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tripleshot, LLC
Bedford, MA

Gentlemen:

We have audited the statement of financial condition of Tripleshot, LLC (a Delaware LLC), as of December 31, 2014. Tripleshot, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Tripleshot, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

March 13, 2013

TRIPLESHOT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	23,255
Clearing deposits at broker		100,000
Receivable from customers		16,435
Intangible assets, net of accumulated amortization of $511		3,489
Prepaid expenses		1,778
Fixed assets, net of accumulated depreciation of $5,177		15,391
Due from related party		10,000
CRD Deposit		10,611
TOTAL ASSETS	$	180,959

LIABILITIES AND MEMBER'S EQUITY

Due to clearing broker	$	30,000
Accounts payable and accrued expenses		1,782
TOTAL LIABILITIES		31,782
Commitments and contingent liabilities		
Member's equity		149,177
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	180,959

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Tripleshot, LLC, (the "Company"), a Delaware Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in August of 2011 and was approved by FINRA as a broker dealer on November 7, 2012. The Company provides execution services to institutional clients. The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

Nature of Business

The Company provides execution services to institutional clients. The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

Cash and Cash Equivalents

The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

NOTE 3 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are institutions. In the normal course of business, the Company will be involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss. The Company does not carry customer securities or funds. All transactions settle on a receive/delivery vs. payments basis.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $91,474, which was $86,474 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.3474.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 13, 2015, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.